UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 12, 2024, WalkMe Ltd., a company organized under the laws of the State of Israel (the “Company”), SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), announced the consummation of the previously reported acquisition of the Company by Parent as a result of the merger of Merger Sub with and into the Company, in accordance with the Israeli Companies Law, 5759-1999, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of June 4, 2024, by and among the Company, Parent and Merger Sub (as amended from time to time, the “Merger Agreement”), as of the Effective Time (as defined in the Merger Agreement), each ordinary share, no par value, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive, without interest, an amount in cash equal to $14.00 (subject to adjustment under the Merger Agreement and less any applicable withholding taxes). The terms of the Merger were further described in the proxy statement, dated July 1, 2024, distributed by the Company to its shareholders and which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission (the “SEC”) on July 2, 2024.

A copy of the press release announcing the consummation of the Merger is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

The Company has notified the Nasdaq Global Select Markets (“Nasdaq”) of the completion of the Merger, and trading of the Company Shares on Nasdaq will be suspended effective as of the opening of trading on Nasdaq on September 12, 2024. The Company has requested that Nasdaq file a delisting application on Form 25 with the SEC to report the delisting of the Company Shares from Nasdaq. The Company expects to terminate the registration of its Company Shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the consummation of the Merger.

EXHIBIT INDEX

99.1	Press Release, dated September 12, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WalkMe Ltd.

Date: September 12, 2024	By:	/s/ Paul Shinn
Paul Shinn
General Counsel